UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2022

Commission File Number: 005-91913

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statement on Form F-3 (File No. 333-264714) and the prospectus and prospectus supplements included therein.

Item 1.01. Entry into a Material Definitive Agreement.

On June 6, 2022, Fusion Fuel Green Plc (the “Company”) entered into an At Market Issuance Sales Agreement (the “Agreement”) with B. Riley Securities, Inc., Fearnley Securities Inc. and H.C. Wainwright & Co., LLC, as the sales agents (each, an “Agent,” and together, the “Agents”), pursuant to which the Company may offer and sell, from time to time through or to the Agents, as sales agent or principal, its Class A ordinary shares (the “Shares”) having an aggregate offering price of up to $30,000,000 (the “Offering”).

Under the Agreement, the Agents may sell Shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 promulgated under Securities Act of 1933, as amended (the “Securities Act”).

The Company will pay the Agents a commission of 3.0% of the aggregate gross sales prices of the Shares. The Company will also reimburse the Agents for fees and disbursements of counsel to the Agents in an amount not to exceed $60,000 in connection with the signing of the Agreement and $5,000 per calendar quarter in connection with updates to the documentation provided under the Agreement. A.G.P./Alliance Global Partners is acting as the Company’s financial advisor in connection with the Offering, for which the Company will pay A.G.P./Alliance Global Partners certain advisory fees. The Company will receive a rebate against the commissions payable under the Agreement in an amount equal to such advisory fees.

The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Agreement contains customary representations and warranties, covenants and indemnification and contribution obligations, including indemnification and contribution for liabilities under the Securities Act. The Agreement may be terminated (i) by the Company at any time in its sole discretion by giving five business days’ written notice to the Agents, (i) by an Agent, but solely with respect to such Agent’s participation in the Offering, at any time in its sole discretion by giving notice to the Company if certain events have occurred, or (iii) by an Agent, but solely with respect to such Agent’s participation in the Offering, at any time in its sole discretion by giving five business days’ written notice to the Company.

The Shares are being offered and sold pursuant to the Company’s effective shelf registration statement under the Securities Act on Form F-3 (File No. 333-264714), which was declared effective by the Securities and Exchange Commission (the “SEC”) on May 13, 2022, and the prospectus supplement relating to the Shares, dated June 6, 2022, which the Company filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act on June 6, 2022.

The Agreement is attached hereto as Exhibit 1.1 and is incorporated herein by reference. The foregoing description of the Agreement and the Offering does not purport to be complete and is qualified in its entirety by reference to such exhibit. The Agreement has been included to provide investors and security holders with information regarding its terms. The Agreement is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, may in some cases be made solely for the allocation of risk between the parties and may be subject to limitations agreed upon by the contracting parties. A copy of the opinion of Arthur Cox LLP relating to the legality of the issuance and sale of the Shares is attached hereto as Exhibit 5.1.

This report shall not constitute an offer to sell or the solicitation of an offer to buy the Shares, nor shall there be any offer, solicitation, or sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Item 9.01. Financial Statement and Exhibits.

(d) Exhibits:

Exhibit	Description

1.1	At Market Issuance Sales Agreement by and among the Company, B. Riley Securities, Inc., Fearnley Securities Inc. and H.C. Wainwright & Co., LLC, dated June 6, 2022.

5.1	Legal opinion of Arthur Cox LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: June 6, 2022	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Financial Officer